Registration Statement No. 333-271518

Filed Pursuant to Rule 433

Supplementing the Preliminary

Prospectus Supplement

Dated August 7, 2025

(To Prospectus dated April 28, 2023)

$150,000,000

7.00% Fixed-to-Floating Rate Subordinated Notes due 2035

Term Sheet

Issuer:	Southside Bancshares, Inc. (NYSE: SBSI) (the “Company”)

Securities:	7.00% Fixed-to-Floating Rate Subordinated Notes due 2035 (the “Notes”)

Aggregate Principal Amount:	$150,000,000

Expected Ratings*:	BBB (stable) Kroll Bond Rating Agency, Inc.

Trade Date:	August 7, 2025

Settlement Date:	August 14, 2025 (T+5)**

Maturity Date (if not previously redeemed):	August 15, 2035

Coupon:	From and including the Settlement Date to, but excluding, August 15, 2030 or the date of earlier redemption (the “fixed rate period”), a fixed rate of 7.00% per annum, payable semi-annually in arrears.

From and including August 15, 2030 to, but excluding, the Maturity Date or the date of earlier redemption (the “floating rate period”), a floating rate per annum equal to the Benchmark rate (which is expected to be Three-Month Term SOFR) (each as defined under “Description of the Notes—Interest” in the Preliminary Prospectus Supplement), plus a spread of 357 basis points, payable quarterly in arrears; provided, that if the Benchmark rate is less than zero, then the Benchmark rate shall be deemed to be zero.

Interest Payment Dates:	Fixed rate period: February 15 and August 15 of each year, commencing on February 15, 2026. The last interest payment date for the fixed rate period will be August 15, 2030.

Floating rate period: February 15, May 15, August 15 and November 15 of each year, commencing on November 15, 2030.

Record Dates:	The 15th calendar day of the month immediately preceding the applicable interest payment date.

Day Count Convention:	Fixed rate period: 30/360. Floating rate period: 360-day year and the number of days actually elapsed.

Optional Redemption:	The Company may, at its option, beginning with the interest payment date of August 15, 2030, and on any interest payment date thereafter, redeem the Notes, in whole or in part, from time to time, subject to obtaining the prior approval of the Board of Governors of the Federal Reserve System (the “Federal Reserve Board”) to the extent such approval is then required under the rules of the Federal Reserve Board, at a redemption price equal to 100% of the principal amount of the Notes being redeemed, plus accrued and unpaid interest to, but excluding, the date of redemption (as described in the Preliminary Prospectus Supplement under “Description of the Notes—Redemption”). Notice of such optional redemption shall be given not less than 10 nor more than 60 days prior to the redemption date.

Special Redemption:	The Company may redeem the Notes at any time prior to the Maturity Date, including prior to August 15, 2030, in whole, but not in part, subject to obtaining the prior approval of the Federal Reserve Board to the extent such approval is then required under the rules of the Federal Reserve Board, upon the occurrence of (i) a “Tax Event” (as defined in the Preliminary Prospectus Supplement), (ii) a “Tier 2 Capital Event” (as defined in the Preliminary Prospectus Supplement), or (iii) the Company becoming required to register as an investment company pursuant to the Investment Company Act of 1940, as amended, in each case, at a redemption price equal to 100% of the principal amount of the Notes to be redeemed, plus accrued and unpaid interest to, but excluding, the date of redemption (as described in the Preliminary Prospectus Supplement under “Description of the Notes—Redemption”).

Denominations:	$1,000 minimum denominations and $1,000 integral multiples in excess thereof.

Use of Proceeds:	The Company anticipates using the net proceeds from this offering for general corporate purposes, which may include, but are not limited to, the redemption of all or less than all of the Company’s outstanding 3.875% Fixed-to-Floating Rate Subordinated Notes due 2030 (the “2030 Subordinated Notes”) on November 15, 2025, repayment or refinancing of other outstanding indebtedness, repurchasing shares of the Company’s common stock, and acquisitions of other companies (as described in the Preliminary Prospectus Supplement under “Use of Proceeds”).***

Price to Public:	100% of aggregate principal amount of the Notes.

Ranking:	The Notes will be general unsecured, subordinated obligations of the Company and will:

•	rank junior in right of payment and upon the Company’s liquidation to any of the Company’s existing and all future senior indebtedness (as described under “Description of the Notes—Ranking; Subordination), whether secured or unsecured;

•	rank equal in right of payment and upon the Company’s liquidation with any of the Company’s existing and future subordinated indebtedness the terms of which provide that such indebtedness ranks equally with the Notes, including the 2030 Subordinated Notes;

•	rank senior in right of payment and upon the Company’s liquidation with any of the Company’s existing and future junior indebtedness the terms of which provide that such indebtedness ranks junior in right of payment to the Notes, including the Company’s existing $60.3 million of junior subordinated debt securities;

•	be effectively subordinated to the Company’s future secured indebtedness to the extent of the value of the collateral securing such indebtedness; and

•	structurally subordinated to the existing and future liabilities and obligations of the Company’s subsidiaries, including without limitation the Bank’s depositors, liabilities to general creditors and liabilities arising in the ordinary course of business or otherwise.

As of June 30, 2025, on a consolidated basis, the Company’s consolidated outstanding indebtedness and other liabilities totaled approximately $7.5 billion, which includes approximately $6.6 billion of deposits, $511.5 million of Federal Home Loan Bank borrowings, $92.1 million of subordinated notes, $60.3 million of junior subordinated debentures issued by the Company and $99.8 million of other borrowings, which includes $69.8 million of securities sold under repurchase agreements and $30.0 million in borrowings from the Federal Reserve Discount Window. Except for the approximately $60.3 million of junior subordinated debentures issued by the Company (which rank junior in right of payment and upon liquidation to the Notes) and approximately $92.1 million of outstanding 2030 Subordinated Notes (which rank equal in right of payment and upon liquidation to the Notes), all of these liabilities are contractually or structurally senior to the Notes.

The indenture does not limit the amount of additional indebtedness the Company or its subsidiaries may incur.

CUSIP / ISIN:	84470PAG4 / US84470PAG46

Sole Book-Running Manager:	Keefe, Bruyette & Woods, A Stifel Company

* A rating is not a recommendation to buy, sell or hold securities. Ratings may be subject to revision or withdrawal at any time by the assigning rating organization. Each rating should be evaluated independently of any other rating. Any such designation is provided for informational purposes only and (a) does not constitute an endorsement of any securities, product or project; (b) does not constitute investment or financial advice; and (c) does not represent any type of credit or securities rating or an assessment of the issuer’s economic performance, financial obligations nor of its creditworthiness.

** The Company expects that delivery of the Notes will be made against payment therefor on or about the Settlement Date indicated above, which will be the fifth business day following the date of pricing of the Notes (this settlement cycle being referred to as “T+5”). Under Rule 15c6-1 of the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in one business day, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the Notes prior to the business day before the date of delivery of the Notes will be required, by virtue of the fact that the Notes initially will settle in T+5, to specify an alternate settlement arrangement at the time of any such trade to prevent a failed settlement. Purchasers of the Notes who wish to trade the Notes prior to their date of delivery should consult their own advisor.

*** The redemption of the 2030 Subordinated Notes, if any, will be made solely pursuant to a redemption notice delivered pursuant to the indenture governing the 2030 Subordinated Notes, and nothing contained herein constitutes a notice of redemption of the 2030 Subordinated Notes.

The Notes are not deposits or obligations of a bank and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency or instrumentality.

Note: The Company has filed a registration statement (File No. 333-271518) (including a base prospectus) dated April 28, 2023 and a preliminary prospectus supplement, dated August 7, 2025 (the “Preliminary Prospectus Supplement”) with the Securities and Exchange Commission (“SEC”) for the offering to which this communication relates. Before you invest, you should read the base prospectus in that registration statement, the Preliminary Prospectus Supplement, the final prospectus supplement (when available) and other documents the Company has filed with the SEC for more complete information about the Company and this offering. You may get these documents for free by visiting EDGAR on the SEC’s website at www.sec.gov. Alternatively, the Company, the underwriters or any dealer participating in the offering will arrange to send you copies of the base prospectus, the Preliminary Prospectus Supplement or final prospectus supplement (when available) if you request it from Keefe, Bruyette & Woods, A Stifel Company, by emailing USCapitalMarkets@kbw.com.

Capitalized terms used but not defined in this Term Sheet have the meanings given to them in the Preliminary Prospectus Supplement. This Term Sheet is qualified in its entirety by reference to the Preliminary Prospectus Supplement. The information in this Term Sheet supplements the Preliminary Prospectus Supplement and supersedes the information in the Preliminary Prospectus Supplement to the extent it is inconsistent with the information in the Preliminary Prospectus Supplement. Other information (including other financial information) presented in the Preliminary Prospectus Supplement is deemed to have changed to the extent affected by the information contained herein.

ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR BELOW ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM.